Exhibit 99.45

Collective Mining Intersects 557.85 Metres @ 2.10 g/t Gold Equivalent with the Hole Bottoming in Strong Mineralization at the Guayabales Project’s Apollo Porphyry System

●	Hole APC-60 cut 557.85 metres @ 2.10 g/t gold equivalent from 41.60 metres downhole (consisting of 0.74 g/t gold, 59 g/t silver and 0.33% copper) demonstrating excellent continuity and strong mineralization from near surface in a portion of the system with no prior shallow drilling. The hole intersected the shallow sheeted CBM vein zone of mineralization over the initial 107.55 metres before transitioning into high-grade brecciated porphyry for the remainder of the intercept. The hole bottomed in strong mineralization with the final 6.45 metres averaging 1.33 g/t gold equivalent.

●	Hole APC-61 intersected continuous and high-grade brecciated porphyry mineralization from surface averaging 217.55 metres @ 2.35 g/t gold equivalent (consisting of 0.97 g/t gold, 51 g/t silver and 0.41% copper). The hole was drilled from a collar location approximately 125 metres east of APC-60 and continued to improve upon the continuity and strong grade mineralization beginning at surface.

●	APC-62 was drilled to the southwest along the eastern Contact Zone of the Apollo system and intercepted 161.30 metres @ 2.71 g/t gold equivalent directly from surface. After passing through a small dyke, the hole re-entered brecciated porphyry mineralization and intersected 34.00 metres @ 2.92 g/t gold equivalent.

●	APC-60 and visual logging of holes APC-63, APC-64 and APC-65 have expanded the size of the outcropping sheeted CBM vein zone located above and peripheral to the high-grade brecciated porphyry system. When both zones of mineralization are combined, the total area of shallow high-grade mineralization continues to expand rapidly and remains open to the east and to the north-northwest.

●	Nine new holes have been completed at the Guayabales project’s Apollo system with assay results expected in the near term. Of particular interest are holes APC-63, APC-64 and APC-65 which cut both the outcropping sheeted CBM vein system near surface and porphyry mineralization further downhole over mineralized intercepts ranging from 430 metres to more than 500 metres in length.

Ari Sussman, Executive Chairman commented: “Discovery of an outcropping zone of sheeted CBM veins situated above and contiguous to the main brecciated porphyry where it begins plunging to depth has important implications for the volume and areal extent of shallow mineralization at the Apollo system. We are now in the final phase of planning for a series of step-out holes to the north-northwest in order to expand the size of the shallow mineralized footprint of the system. In addition, I am happy to say that drilling is now underway at the Plutus porphyry target. The Company continues to execute on its aggressive exploration approach to unlock value at the Guayabales project.”

Toronto, Ontario, August 15, 2023 - Collective Mining Ltd. (TSXV: CNL, OTCQX: CNLMF) (“Collective” or the “Company”) is pleased to announce assay results for three new diamond holes drilled from the Apollo porphyry system in the Guayabales project located in Caldas, Colombia. Apollo already hosts a high-grade, bulk tonnage copper-silver-gold porphyry system and six newly generated targets surrounding it. The porphyry system at Apollo owes its excellent metal endowment to an older copper-silver and gold porphyry system being overprinted by younger precious metal rich, carbonate base metal veins (intermediate sulphidation porphyry veins) within a magmatic, hydrothermal inter-mineral breccia and diorite porphyry bodies currently measuring 455 metres x 395 metres x 915 metres and open for expansion.

Details (See Table 1 and Figures 1-4)

This press release outlines results from three step out holes; APC-60, APC-61 and APC-62. APC-60 was drilled to test an upper zone of sheeted CBM veining and the main brecciated porphyry body locating directly below. APC-61 was a hole drilled to test continuity of shallow and outcropping mineralization in the southern portion of the Apollo porphyry system while hole APC-62 was drilled to outline high grade mineralization along the eastern Contact Zone between the main brecciated porphyry body and the enveloping, mineralized quartz diorite. Results for these holes are summarized below:

APC-60 was drilled northeastwards from Pad 9 to a maximum downhole depth of 599.45 metres (551 metres vertical due to topography). An upper zone of mineralized, sheeted, CBM veining was intersected at 42.60m and continued downhole for an intersection length of 107.55 metres. From 149.40 metres, the hole then passed into the main brecciated porphyry body and cut 241.80 metres of high-grade copper-silver mineralization with a matrix sulphide composition of 2% chalcopyrite, 1.8% pyrite and up to 0.8% pyrrhotite. The hole continued in brecciated porphyry mineralization until a final depth of 599.45 metres where it bottomed in mineralization. A zone of high grade, overprinting CBM mineralization hosting sphalerite and galena of up to 1.5% was encountered from 409.30 metres downhole for 21.40 metres. The following assay results are highlighted:

●	557.85 metres @ 2.10 g/t gold equivalent from 41.60 metres downhole (consisting of 0.74 g/t gold, 59 g/t silver and 0.33% copper) including:

o	241.80 metres @ 3.25 g/t gold equivalent from 149.40 metres downhole in porphyry mineralization;

o	21.40 metres @ 4.41 g/t gold equivalent from 409.30 metres downhole in mineralized porphyry with CBM overprint;

o	6.45 metres @ 1.33 g/t gold equivalent from 593.00 metres (bottomed in mineralization).

The upper zone of mineralization in APC-60 is located above and outside of the main brecciated porphyry body and was previously intercepted in APC-53 as well as visually in holes APC-63, APC-64 and APC-65 (assays pending). The sheeted CBM vein zone is outcropping with an east-west strike of over 125 metres by more than 150 metres vertically and remains open to the north, the east and at depth for further expansion. The discovery of this zone highlights important exploration opportunities for the expansion of the volume and surface area of shallow and outcropping mineralization in the Apollo porphyry system. The Company plans to continue stepping out to the north in hopes of expanding the total area of near surface mineralization.

APC-61 was drilled steeply to the southwest from Pad 6 to a final downhole depth of 223.60 metres (188 metres vertical due to topography) and was designed to test the mineralization and bulk tonnage extension close to surface within a gap in the current block model. The drill hole intercepted 217.55 metres of continuous mineralization commencing from surface. The first 38.50 metres downhole is in oxide and transition zone with mineralization hosted within iron oxides formed from the weathering of sulphide material. Below the oxidation zone, the intercept passed into fresh rock consisting of brecciated porphyry with a matrix cement consisting of chalcopyrite (1.5%), pyrite (2%), pyrrhotite (0.7%) and sphalerite (2%). The hole was terminated after entering a post mineral dyke with assay results as follows:

●	217.55 metres @ 2.35 g/t gold equivalent from surface (consisting of 0.97 g/t gold, 51 g/t silver and 0.41% copper) including:

o	38.50 metres @ 1.72 g/t gold equivalent from surface in oxidation and transition zone;

o	17.65 metres @ 5.76 g/t gold equivalent from 130.55 metres downhole in a high-grade zone of brecciated porphyry;

o	27.50 metres @ 3.65 g/t gold equivalent from 160.05 metres downhole in a high-grade zone of brecciated porphyry.

APC-62 was drilled to the southwest from Pad 10 to a final downhole depth of 333.15 metres (295 metres vertical due to topography) and was designed to test for potential high-grade, gold-silver-copper mineralization commencing from surface along the eastern Contact Zone of the brecciated porphyry. The hole started in oxide and transition zone mineralization and then passed into fresh rock of brecciated porphyry containing a sulphide cement matrix of chalcopyrite (0.5% to 1.0%), pyrite (up to 2%), pyrrhotite and sphalerite traces. The hole encountered a 34-metre-long high-grade zone at 203.6 metres downhole related to a second zone of brecciated porphyry with a strong cement matrix of chalcopyrite (1%) and pyrite (2%). A post mineral dyke separates the two intercepts of brecciated porphyry mineralization with assay results as follows:

●	161.30 metres @ 2.71 g/t gold equivalent from surface (consisting of 1.13 g/t gold, 61 g/t silver and 0.45% copper) including:

o	33.60 metres @ 4.91 g/t gold equivalent from 26.45 metres downhole in porphyry mineralization;

o	34.00 metres @ 2.92 g/t gold equivalent from 203.60 metres (consisting of 1.87 g/t gold, 28 g/t silver and 0.42% copper).

Apollo Drill Program and Assay Update

The 2023 Phase II drilling program is advancing on schedule with assay results reported for 32 holes and an additional nine holes awaiting assay results from the lab. Since the announcement of the discovery hole at Apollo in June 2022, a total of 63 drill holes (approximately 27,291 metres) have been completed and assayed.

With four diamond drill rigs now operating at site, the Company is focused on:

1.	Expanding the Apollo porphyry system including depth extensions and high-grade sub-zones.

2.	Further drill testing to expand the newly discovered, east-west trending, shallow and outcropping, sheeted CBM vein zone.

3.	Testing the remaining three of six newly generated targets surrounding the Apollo porphyry system. Three targets have been drill tested to date with results still pending for Target 2 and Target 3.

4.	Testing Plutus, a new large-scale porphyry target located approximately 500 metres east of Apollo.

5.	Generating new exploration targets for future drilling.

The Apollo area, as defined to date by surface mapping, rock sampling and copper and molybdenum soil geochemistry covers a 1,000 metres X 1,200 metres area and represents a large and unusually high-grade copper-silver-gold porphyry system. Mineralization styles include early-stage porphyry veins, inter-mineral brecciated porphyry mineralization and multiple zones of late stage, sheeted, carbonate-base metal veins with high gold and silver grades. The Apollo area is still expanding as the Company’s geologists have found multiple additional outcrop areas with porphyry veining, breccia, and late stage, sheeted, carbonate base metal veins. (See press release dated April 18, 2023)

Table 1: Assay Results for APC-60, APC-61, and APC-62

Hole #	From	To	Length	Au	Ag	Cu	Mo	AuEq
	(m)	(m)	(m)	g/t	g/t	%	%	g/t*
APC-60	41.60	599.45	557.85	0.74	59	0.33	0.001	2.10
and incl	149.40	391.20	241.80	0.63	109	0.67	0.001	3.25
and incl	409.30	430.70	21.40	3.64	47	0.13	0.001	4.41
and incl	593.00	599.45	6.45	0.67	34	0.11	0.001	1.33**
APC-61	0	217.55	217.55	0.97	51	0.41	0.002	2.35
incl	130.55	148.20	17.65	2.15	162	0.83	0.003	5.76
and incl	160.05	187.55	27.50	2.80	28	0.32	0.002	3.65
APC-62	0	161.30	161.30	1.13	61	0.45	0.002	2.71
Incl	26.45	60.05	33.60	4.21	34	0.20	0.002	4.91
and	203.60	237.60	34.00	1.87	28	0.42	0.002	2.92
Incl	204.80	220.90	16.10	2.58	30	0.56	0.003	3.87

*	AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag g/t x 0.016 x 0.88) + (Cu (%) x 1.79 x 0.90)+ (Mo (%)*11.62 x 0.85) utilizing metal prices of Cu – US$3.85/lb, Ag – $24/oz Mo - US$25/lb and Au – US$1,475/oz and recovery rates of 97% for Au, 88% for Ag, 85% for Mo, and 90% for Cu. Recovery rate assumptions are speculative as limited metallurgical work has been completed to date. True widths are unknown, and grades are uncut.

**	Hole bottomed in strong mineralization

Figure 1: Plan View of Drill Holes Announced in this Release and the Location of the Outcropping Zone of Sheeted CBM Vein Mineralization

Figure 2: Cross Section Highlighting Holes APC-60 and APC-64 and the Sheeted CBM Vein Zone Above and Peripheral to the High-Grade Brecciated Porphyry

Figure 3: Core Photo Highlights of APC-60

Figure 4: Plan View of the Guayabales Project Highlighting the Apollo Area

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective Mining is a copper, silver, and gold exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company’s flagship project, Guayabales, is anchored by the Apollo target, which hosts the large-scale, bulk-tonnage and high-grade copper-silver-gold Apollo porphyry system. The Company’s near-term objective is to drill the shallow portion of the porphyry system, continue to expand the overall dimensions of the system, which remains open in most directions and test newly generated grassroots targets.

Management, insiders and close family and friends own nearly 45% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the TSXV under the trading symbol “CNL” and on the OTCQX under the trading symbol “CNLMF”.

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 (“NI 43-101”) and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Rock, soils and core samples have been prepared and analyzed at SGS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) and Collective Mining (@CollectiveMini1) on Twitter

Investors and Media

Paul Begin, Chief Financial Officer

p.begin@collectivemining.com

+1 (416) 451-2727

FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements, including, but not limited to, statements about the drill programs, including timing of results, and Collective’s future and intentions. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties, and assumptions. Many factors could cause actual results, performance, or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, Collective cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this news release, and Collective assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

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